SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

Commission File Number: 001-10533	Commission File Number: 000-20122
Rio Tinto plc	Rio Tinto Limited ABN 96 004 458 404
(Translation of registrant’s name into English) 6 St James’s Square London, SW1Y 4LD, United Kingdom (Address of principal executive offices)	(Translation of registrant’s name into English) 120 Collins Street Melbourne, Victoria 3000, Australia (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBITS

99.1	February 2007	Full annual report:
2006 Annual report and financial statements

99.2	February 2007	Summary annual report:
2006 Annual review

99.3	February 2007	Sustainable development review:
2006 Sustainable development review

99.4	February 2007	2007 Notice of meeting:
Rio Tinto plc

99.5	February 2007	2007 Notice of meeting:
Rio Tinto Limited

99.6	February 2007	Transactions in own shares

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc	Rio Tinto Limited
(Registrant)	(Registrant)

By /s/ Anette V Lawless	By /s/ Anette V Lawless
Name Anette V Lawless	Name Anette V Lawless
Title Secretary	Title Assistant Secretary

Date 12 March 2007	Date 12 March 2007